Exhibit 1.02
Conflict Minerals Report of The Gap, Inc.
In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of The Gap, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2013 in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and 1934 Act Release No. 34-67716 for definitions of terms used in this Report, unless otherwise defined herein.

The Company is a leading global retailer offering clothing, accessories, and personal care products for men, women, and children under the Gap, Banana Republic, Old Navy, Piperlime, Athleta, and Intermix brands. The Company purchases branded product from independent vendors who manufacture our products in factories around the world (each a “Vendor”, or together “Vendors”). The Company’s products are available for purchase in more than 90 countries worldwide through about 3,100 company-operated stores, over 350 franchise stores, and e-commerce sites.

Due Diligence

Overview: Of the four minerals that are subject to Rule 13p-1 (tin, tantalum, tungsten, and gold, or “3TG”), we believe that gold and tin are necessary to the functionality or production of certain branded products that the Company contracts to be manufactured (“In-Scope Products”). See the “Product Description and Related Matters” section of this Report for a description of our In-Scope Products. In making this determination, for calendar 2013, we completed due diligence that encompassed:

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a reasonable country of origin inquiry (“RCOI”) regarding 3TG in the In-Scope Products that was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or was from recycled or scrap sources; and

•	measures to exercise due diligence on the source and chain of custody of that 3TG.

We formed an internal committee to oversee the due diligence exercise. We then engaged a third-party service provider to execute the due diligence process under the Company’s supervision.

Our due diligence exercise was based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and accompanying Supplements. In accordance with the OECD Guidance, our due diligence exercise included:

•	Adoption of a Conflict Minerals Policy, publicly available at www.gapinc.com (follow the Global Responsibility, Human Rights links);

•	Review and assessment of risk in the supply chain; and

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A strategy to continue responding to risks in the supply chain, including implementation of internal measures to strengthen company engagement with suppliers, reporting risk management findings and implementing the risk management plan.

Work with Vendors: The Company does not have a direct relationship with any mineral smelters or refiners (“SOR”). Consequently, our due diligence fact-finding was completed via communications with our Vendors. We identified those Vendors that we determined might utilize any of the 3TG minerals in light of the types of products that those Vendors supply. Then our third-party due diligence service provider pursued communications with those Vendors.

Due diligence Vendor engagement included these steps:

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All selected Vendors were contacted and requested to respond to a survey, which was based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template;

•	We followed up when Vendors did not respond, when they did not fully complete the survey, or when the Vendors responded and completed the survey but did not provide enough information;

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In the case where Vendors did not provide us with complete information or we sought further verification of their answers, we followed up with them via email and via phone (if a phone number was provided);

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We, along with our third-party due diligence service provider, performed a good faith assessment of the reasonableness of the responses and, where applicable, requested additional information from Vendors;

•	The Company reran an open order query during the diligence exercise to explore whether Vendors had been added that should be included in the fact-finding effort; and

•	For any Vendor response that seemed to present uncertainties, the Company or the third-party due diligence service provider followed up to attempt to confirm or correct the response.
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Having completed the due diligence exercise in good faith, the Company is unable to determine with certainty whether or not the 3TG necessary to the functionality or production of In-Scope Products is DRC conflict free. In these circumstances, an independent private sector audit is not required.

Product Description and Related Matters

Description of In-Scope Products: The In-Scope Products are certain types of: (1) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps on fashion accessories, underwire in brassieres and bathing suits, buttons and buckles, and (2) accessories, including watches, jewelry and other products with electronic components.

Facilities Used to Process Necessary Conflict Minerals in In-Scope Products: While the Company has conducted a thorough due diligence and worked closely with its Vendors to survey the conflict minerals supply chain (as described above), we were not able to identify with reasonable certainty facilities used to process necessary conflict minerals used in In-Scope Products.

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: While the Company has conducted a thorough due diligence and worked closely with its Vendors to survey the supply chain (as described above), we were not able to determine with reasonable certainty the country of origin of 3TGs used in In-Scope Products.

Information About Efforts to Determine Mine or Location of Origin: The description of our due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.